Exhibit (a)(2)

                                MR. BEN FARAHI
                       3650 S. Virginia Street, Suite K2
                              Reno, Nevada 89509

                                                             January 30, 2008

Dear Limited Partner:

     As you are aware, I have extended a tender offer to purchase Limited Partnership units of Biggest Little Investments, L.P. I am offering to purchase up to 25,000 units for a purchase price of $165 per unit. My offer is being made according to the terms and subject to the conditions set forth in the Offer to Purchase that you received with my letter to you dated December 17, 2007, as amended by the enclosed Extension of Offer to Purchase dated January 30, 2008, which contains amendments to the Offer to Purchase that you should consider. I encourage you to read these materials carefully before making any decision with respect to my offer.

     The offer was originally scheduled to expire at 12:00 midnight, New York City time, on January 30, 2008, and has been extended until February 28, 2008, unless otherwise further extended. My offer is not subject to any minimum number of units tendered. My purchase price is in excess of 37% above the average price for the limited number of units which were traded in the informal secondary market between January 2006 and August 2007. You will not be required to pay any fees, commissions or partnership transfer fees, which could total between $250 and $400, in connection with any sale of your units pursuant to my offer.

     I am making this offer to afford those Limited Partners who desire liquidity the opportunity to sell all or a portion of their units. If I purchase your units, you will receive cash. If you retain your units, you will continue to be a limited partner, and therefore may not have the opportunity to liquidate your investment until the termination of the partnership.

     If you desire to tender all or a portion of your units in response to my offer, you should complete and sign the enclosed WHITE Letter of Transmittal, included with this package. Once completed, the Letter of Transmittal and any accompanying documents should be returned using the enclosed return envelope, to the Depositary for the offer, American Stock Transfer & Trust Company, prior to the expiration of the offer. The address to return your Letter of Transmittal to the Depositary is 59 Maiden Lane, New York, New York 10038. If you choose to send your documents via overnight courier service or if you wish to deliver them by hand, the address is 6201 15th Avenue, Brooklyn, New York 11219 -- Attention: Reorg. Department - BLI.

     Should you require any assistance with tendering your units, or completing the Letter of Transmittal, or if you have any questions relating to the offer, please contact, MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 (call collect) or Toll Free (800) 322-2885.

                                        Sincerely,


                                        Ben Farahi